

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2016

Timothy A. Dawson
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, Mississippi 39209

> **Re: Cal-Maine Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2015**
> **Filed July 20, 2015**
> **File No. 000-04892**

Dear Mr. Dawson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 30, 2015

Item 1: Business, page 3

1.   You disclose that you operate in a single segment but with various operating facilities across the country. Your disclosures indicate your specialty eggs business differs from your non-specialty eggs business in economic characteristics, in particular:

- higher prices, less cyclicality, less price volatility, apparent higher margins, specialty eggs expense for advertising promotions and franchise expense attributed to specialty eggs,
- your focus on growing the business for specialty eggs, and
- inelasticity of demand and price volatility for non-specialty eggs.

It also appears that specialty eggs differ from non-specialty eggs in the nature of the production process, type of customer and methods used to distribute, such as:

- dietary needs of and cage free environment for hens producing specialty eggs,
- specialty eggs are intended to meet the demands of consumers who are sensitive to environmental, health and /or animal welfare issues, and
- the producing, marketing and distributing of specialty eggs to private labels.

In view of all of the preceding, please clarify for us if you have one operating segment or multiple operating segments in which you aggregate them into one reportable segment and identify them for us. In your response, please tell us how you consider ASC 280-10-50-1 to support your identification of the operating segment(s). Please include the following in your evaluation:

- tell us your consideration of whether your specialty eggs and non-specialty eggs businesses represent different operating segments,
- tell us whether there are separate manager(s) responsible for your operating segment(s) and who these persons report to,
- identify for us your chief operating decision maker and the operating decisions this person makes on a regular basis in regard to the operating segment(s) and the nature of the information used to make those decisions, including information contained in the reporting package provided to this person, if different, and
- tell us how your budgets are developed with respect to the operating segment(s) including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the chief operating decision maker when actual results differ from budgets.

Also tell us and disclose the factors used to identify the reportable segment including the basis of organization. Refer to ASC 280-10-50-21a.

Item 7: Management's Discussion and Analysis of Financial Condition and results of Operations, page 19

2. We note your disclosure regarding the changes in total dozens of egg sold, selling prices, and feed prices. In addition to providing these metrics, please revise to quantify the impacts of these price and volume changes on net sales and cost of sales. For example, please revise future filings to quantify the actual dollar amount of aggregate net sales change during the period attributed to change in volume.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure